SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-24635

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [ ] Form 10-Q [_] Form N-SAR

For Period Ended: June 30, 2004

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Hypertension Diagnostics, Inc.
______________________________________________________________________________
Full Name of Registrant

______________________________________________________________________________
Former Name if Applicable

2915 Waters Road, Suite 108
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Eagan, Minnesota 55121
______________________________________________________________________________
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day  following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Annual Report on Form 10-KSB for the period ended June 30, 2004 could not be filed within the prescribed time period because the Registrant had a change in accountants during the fiscal year ending June 30, 2004.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David M. Tamman, Esq. (310) 500-3528

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [x] No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HYPERTENSION DIAGNOSTICS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 09/29/2004 By /s/ Mark N. Schwartz

Mark N. Schwartz, Chief Executive Officer